

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2015

<u>Via Fax</u>
Colin Povall
President
McKenzie Street 31
Eastend, Bloemfontein
South Africa 9301

      Re: First Fixtures, Inc.
               Amendment No. 4 to Registration Statement on Form S-1
               Filed December 18, 2014
               File No. 333-197443

Dear Mr. Povall:

      We have reviewed your amended registration statement and have the following comment.

<u>Exhibit 23.1</u>

1. Please provide the auditor's consent in an amendment. The consent provided as an exhibit to Amendment 3 filed on December 12 specifically referred to that amendment and does not apply to subsequent amendments.

      You may contact Terence O'Brien, Accounting Branch Chief, at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

                              Sincerely,

                              /s/ Craig Slivka, for

                              Pamela Long
                              Assistant Director

cc: <u>Via Fax</u>
        Andrew J. Befumo, Esq.